Exhibit 99.1

EHang Reports Fourth Quarter and Fiscal Year 2022 Unaudited Financial Results

– EH216-S Type Certification (“TC”) Process Over 90% Completed

– Continued High Quarterly and Annual Gross Margins of Over 65%

– Post-TC Order Pipeline of EH216-S Exceeded 100 Units in China & Growing

– Partnership with Swire Group’s HAECO for Advanced Air Mobility

– First Passenger-Carrying AAV Flight Demonstration in Japan

Guangzhou, China, March 22, 2023 — EHang Holdings Limited (“EHang” or the “Company”) (Nasdaq: EH), the world’s leading autonomous aerial vehicle (“AAV”) technology platform company, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2022.

Financial and Operational Highlights for the Fourth Quarter 2022

•	Total revenues were RMB15.7 million (US$2.3 million), representing a growth of 90.7% compared to RMB8.2 million in the third quarter of 2022.

•	Gross margin was 66.1%, representing a continued high gross margin level with a slight increase of 0.2 percentage points compared to 65.9% in the third quarter of 2022.

•	Operating loss was RMB92.2 million (US$13.4 million), compared with RMB73.7 million in the third quarter of 2022.

•	Adjusted operating loss[1] (non-GAAP) was RMB61.3 million (US$8.9 million), compared with RMB52.9 million in the third quarter of 2022.

•	Net loss was RMB110.1 million (US$16.0 million), compared with RMB76.5 million in the third quarter of 2022.

•	Adjusted net loss[2] (non-GAAP) was RMB59.4 million (US$8.6 million), compared with RMB55.1 million in the third quarter of 2022.

•	Cash, cash equivalents, restricted cash and short-term investments balances were RMB249.3 million (US$36.1 million) as of December 31, 2022.

•	Sales and deliveries of EH216 series AAVs[3] were 6 units, compared with 4 units in the third quarter of 2022.

Financial and Operational Highlights for the Fiscal Year 2022

•	Total revenues were RMB44.3 million (US$6.4 million), compared with RMB56.8 million in 2021.

•	Gross margin was 65.9%, representing an increase of 2.5 percentage points from 63.4% in 2021.

[1]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[2]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

[3]	The EH216 series AAVs include EH216-S, the standard model for passenger transportation, EH216-F model for aerial firefighting and EH216-L model for aerial logistics.

•	Operating loss was RMB304.0 million (US$44.1 million), a 5.2% decrease from RMB320.5 million in 2021.

•	Adjusted operating loss (non-GAAP) was RMB207.1 million (US$30.0 million), compared with RMB199.4 million in 2021.

•	Net loss was RMB329.3 million (US$47.7 million), compared with RMB313.9 million in 2021.

•	Adjusted net loss (non-GAAP) was RMB206.2 million (US$29.9 million), compared with RMB192.8 million in 2021.

•	Cash, cash equivalents, restricted cash and short-term investments balances were RMB249.3 million (US$36.1 million) as of December 31, 2022, compared with RMB312.1 million as of December 31, 2021.

•	Sales and deliveries of the EH216 series AAVs were 21 units in 2022, compared with 30 units in 2021.

Business Highlights for the Fourth Quarter 2022 and Recent Developments

•	EH216-S Type Certification Process Over 90% Completed

In the fourth quarter 2022, the EH216-S Unmanned Aircraft System (“UAS”) TC process with the Civil Aviation Administration of China (“CAAC”) has progressed into the final phase of Demonstration and Verification of Compliance. Although the original schedule was impacted and delayed by the resurgence of COVID-19 in mainland China in December 2022, the TC project had accelerated onto a fast track.

In February 2023, the CAAC officials and its appointed TC team of experts inspected the ongoing flight tests in Hezhou, which is one of China’s 20 Unmanned Civil Aviation Experimental Zones approved by the CAAC. Both the current EH216-S airworthiness certification results and the following operation plan have been reviewed and discussed with the CAAC.

At present, several EH216-S conforming aircraft, which were manufactured in EHang’s Yunfu production facility, have successfully passed the manufacturing conformity inspection by the CAAC and are undergoing required compliance tests at flight bases in Guangzhou and Hezhou as well as laboratories in other locations. Based on the CAAC-agreed compliance test plans, more than 70% of tests have been or will be completed soon, including laboratory tests, ground tests and inspections, flight tests and data analysis. The Company is making all efforts to conclude remaining tests as soon as possible.

As of today, more than 90% of the entire TC process has been completed, which is believed to be the fastest progress among all TC projects of electric vertical take-off and landing (“eVTOL”) aircraft worldwide.

•	EH216 Trial Operations Expanded Stably in China

Under the CAAC’s guidance and the Company’s 100 Air Mobility Route Initiative, EHang, along with its customers and partners, have developed a total of 18 trial operation spots across 16 cities in China during the past two years. More than 8,200 safe operational trial flights have been completed by EH216 AAVs for aerial sightseeing at these spots.

•	Strategic Partnership with Qingdao West Coast New Area and US$10 Million Investment

In December 2022, EHang formed a strategic partnership with Qingdao West Coast New Area, one of China’s national new areas in Shandong province. This partnership comes with a US$10 million investment into the Company, and a potential additional investment of US$10 million in the future. With the goal to make Qingdao a world-class Urban Air Mobility (“UAM”) application demonstration area, Qingdao West Coast New Area will facilitate the local governments’ applications of EHang’s full range of products and solutions. The aggregate value of product demands resulting from this partnership is estimated to be approximately RMB100 million (US$15 million) within two years. In addition, the partnership is expected to provide comprehensive support to the Company’s local business operations, sales and services, production and infrastructure construction, among other things.

•	Cooperation with Xiyu Tourism to Jointly Develop Aerial Sightseeing in Xinjiang

In March 2023, Xiyu Tourism Development Co., Ltd. (300859.SZ) (“Xiyu Tourism”), a leading tourism company in Xinjiang, announced that it intends to sign a cooperation framework agreement with EHang. The purpose of the cooperation is to set up a joint venture to develop low-altitude tourism and sightseeing projects with EHang AAVs in the Heavenly Lake of Tianshan, a national 5A-class tourist attraction, and other scenic areas in Xinjiang. The parties plan to operate a minimum of 120 units of EH216-S or EHang’s comparable passenger-grade AAVs in the next five years.

•	Strategic Partnership with XAIC and Indicative Purchase Order for 20 Units of EH216-S

In March 2023, EHang reached a strategic partnership agreement on UAM and smart city management with Xi’an Aerospace Investment Technology Innovation Development Holding Group Co., Ltd., a wholly-owned subsidiary of Xi’an Aerospace Investment Co., Ltd. (“XAIC”) which is sponsored by the Xi’an municipal government. Under this partnership, EHang received an indicative purchase order for 20 units of EH216-S, the fulfillment of which is expected to be completed by 2025.

•	Partnership with Swire Group’s HAECO for Advanced Air Mobility

In October 2022, EHang signed a memorandum of understanding regarding the partnership with Hong Kong Aircraft Engineering Company Limited (“HAECO”), a world leading aircraft engineering and maintenance company and a subsidiary of Swire Group. The two parties plan to cooperate in multiple areas such as manufacturing and assembly, continued airworthiness, digital platforms, aircraft maintenance, and talent training. The focus of this partnership is to co-develop systems and solutions that meet the needs of continued airworthiness and after-sales maintenance services in preparation for EH216’s commercial operations.

•	EH216 First Passenger-Carrying Demonstration Flight in Japan

In February 2023, EH216 completed its first passenger-carrying autonomous flight demonstration within Japan, which also marked the first passenger-carrying flight of an autonomous eVTOL aircraft in Japan. The EH216 flew with two passengers onboard without pilot for a trip along the stunningly beautiful coastline of Tanoura Beach in Oita city, under the approval of the Ministry of Land, Infrastructure, Transport and Tourism of Japan.

•	EH216 Maiden Flight by Spanish National Police to Initiate Trial Operations in Spain

In December 2022, EH216 completed its maiden flight by the Spanish National Police (“SNP”) at the National Academy of Police in Ávila, Spain, to initiate its trial operations by SNP in Spain. By leveraging and joining forces with EHang since October 2021, SNP plans to utilize EH216 for emergency and public safety missions, such as accessing contaminated areas with nuclear, radiological, bacteriological or chemical risks, landing in confined areas, aerial logistics, and other police services that may require agile and efficient aerial mobility.

•	EH216 Flight Demonstrations in Spain under EU SESAR AMU-LED Project

In October 2022, EH216 successfully completed flight demonstrations in Spain under the European Union (“EU”)’s Air Mobility Urban - Large Experimental Demonstration (“AMU-LED”) project, one of Europe’s largest UAM demonstration projects. These flight demonstrations verified and validated the UAM Concepts of Operations in the furtherance of the AMU-LED project objectives.

•	Participation in EUSPA Project SAMVA for EGNOS Adoption in Advanced Air Mobility

In November 2022, EHang participated in the SBAS (EGNOS) Adoption in Multicopter VTOL Aircraft (“SAMVA”) project. Under an initiative of the European Union Agency for the Space Programme (“EUSPA”), the SAMVA project is for deploying European Geostationary Navigation Overlay Service (“EGNOS”) on eVTOL aircraft operations, such as EH216 AAVs, to enhance advanced air mobility services and U-Space airspace integration across the continent.

•	Appointment of Nick Ning Yang as Independent Director

In December 2022, Mr. Nick Ning Yang was appointed as a new independent director to the Company’s Board of Directors, effective December 5, 2022. Mr. Yang is a renowned serial technology entrepreneur and investor with successes across the U.S. and China. He is a founding Partner of LeBox Capital, a venture investment fund established in 2011 that focuses on early-stage high growth TMT companies in China. Prior to that, Mr. Yang served as an executive of KongZhong Corporation, Sohu and ChinaRen.com.

CEO Remarks

Mr. Huazhi Hu, EHang’s Founder, Chairman and Chief Executive Officer, said, “2022 was a challenging year with uncertainties, but we focused on executing our strategies and made positive progress in EH216-S type certification with the CAAC, alongside significant market expansion in China and other Asian countries, laying a solid foundation for our upcoming post-certification entry into the market and commercial operations with our cutting-edge AAV products and UAM solutions.”

“In 2023, we are getting well positioned to leverage China’s tourism and economic recovery, growing market demands, and our imminent inflection point into commercialization with keen anticipation for obtaining the world’s first autonomous eVTOL type certificate, to unlock an exciting new era of the UAM industry that EHang is leading.”

Financial Results for the Fourth Quarter 2022

Revenues

Total revenues were RMB15.7 million (US$2.3 million), representing a growth of 90.7% quarter on quarter from RMB8.2 million in the third quarter of 2022, primarily due to the increase in the sales volume of AAV products.

Costs of revenues

Costs of revenues were RMB5.3 million (US$0.8 million), compared with RMB2.8 million in the third quarter of 2022, primarily due to the increase in the sales volume of AAV products.

Gross profit and gross margin

Gross profit was RMB10.4 million (US$1.5 million), representing an increase of 91.1% quarter on quarter from RMB5.4 million in the third quarter of 2022, primarily due to the increase in the sales volume of AAV products.

Gross margin was 66.1%, up 0.2 percentage points from 65.9% in the third quarter of 2022.

Operating expenses

Total operating expenses were RMB104.0 million (US$15.1 million), compared with RMB80.5 million in the third quarter of 2022.

•

Sales and marketing expenses were RMB15.5 million (US$2.2 million), compared with RMB12.7 million in the third quarter of 2022. The increase was mainly driven by the higher share-based compensation expenses for new grant of share-based awards, partially offset by reduction in travel and marketing expenses.

•

General and administrative expenses were RMB51.4 million (US$7.5 million), compared with RMB36.5 million in the third quarter of 2022. The increases were mainly attributed to additional prudent provisions for accounts receivable in light of the impact of COVID-19 on customers and higher share-based compensation primarily due to the forfeiture of share-based awards in the third quarter of 2022, partially offset by a decrease in both professional legal service fees and office rental expenses.

•

Research and development expenses were RMB37.1 million (US$5.4 million), compared with RMB31.3 million in the third quarter of 2022. The increase was mainly due to higher share-based compensation expenses for new grant of share-based awards and increased expenditures on the EH216-S’s type certification.

Adjusted operating expenses4 (non-GAAP)

Adjusted operating expenses were RMB73.2 million (US$10.6 million), compared with RMB59.7 million in the third quarter of 2022. Adjusted sales and marketing expenses, adjusted general and administration expenses, and adjusted research and development expenses were RMB7.1 million (US$1.0 million), RMB41.7 million (US$6.0 million) and RMB24.4 million (US$3.6 million) in the fourth quarter of 2022, respectively. The increase in adjusted operating expenses was primarily due to the same reasons discussed under the heading “Operating expenses” above.

[4]	Adjusted operating expenses is a non-GAAP financial measure, which is defined as operating expenses excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.

Operating loss

Operating loss was RMB92.2 million (US$13.4 million), compared with RMB73.7 million in the third quarter of 2022.

Adjusted operating loss (non-GAAP)5

Adjusted operating loss was RMB61.3 million (US$8.9 million), compared with RMB52.9 million in the third quarter of 2022.

Other expense

Other expense was RMB18.0 million (US$2.6 million), compared with RMB2.9 million in the third quarter of 2022, primarily due to the provisions for legal proceedings.

Net loss

Net loss was RMB110.1 million (US$16.0 million), compared with RMB76.5 million in the third quarter of 2022.

Adjusted net loss (non-GAAP)6

Adjusted net loss was RMB59.4 million (US$8.6 million), compared with RMB55.1 million in the third quarter of 2022.

Adjusted net loss attributable to EHang’s ordinary shareholders was RMB59.2 million (US$8.6 million), compared with RMB54.7 million in the third quarter of 2022.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB0.95 (US$0.14). Adjusted basic and diluted net loss per ordinary share7 (non-GAAP) were both RMB0.51 (US$0.07).

Basic and diluted net loss per ADS were both RMB1.90 (US$0.28). Adjusted basic and diluted net loss per ADS8 (non-GAAP) were both RMB1.02 (US$0.14).

Balance Sheets

•	Cash, cash equivalents, restricted cash and short-term investments balances were RMB249.3 million (US$36.1 million) as of December 31, 2022.

[5]	Adjusted operating loss is a non-GAAP financial measure, which is defined as operating loss excluding share-based compensation expenses. See “Non-GAAP Financial Measures” below.
[6]

Adjusted net loss is a non-GAAP financial measure, which is defined as net loss excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

[7]

Adjusted basic and diluted loss per ordinary share is a non-GAAP financial measure, which is defined as basic and diluted loss per ordinary share excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

[8]

Adjusted basic and diluted loss per ADS is a non-GAAP financial measure, which is defined as basic and diluted loss per ADS excluding share-based compensation expenses and certain non-operational expenses. See “Non-GAAP Financial Measures” below.

Financial Results for Fiscal Year 2022

Revenues

Total revenues were RMB44.3 million (US$6.4 million), compared with RMB56.8 million in 2021, primarily due to the decrease in the sales volume of AAV products.

Costs of revenues

Costs of revenues were RMB15.1 million (US$2.2 million), compared with RMB20.8 million in 2021, primarily due to the change in the sales volume of AAV products and solutions.

Gross profit and gross margin

Gross profit was RMB29.2 million (US$4.2 million), compared with RMB36.0 million in 2021.

Gross margin was 65.9%, representing an increase of 2.5 percentage points from 63.4% in 2021. The increase was mainly attributed to higher averaging selling price of EH216 AAVs in 2022.

Operating expenses

Total operating expenses were RMB339.3 million (US$49.2 million), compared with RMB367.8 million in 2021.

•

Sales and marketing expenses were RMB53.1 million (US$7.7 million), compared with RMB43.2 million in 2021. The increase was primarily driven by higher share-based compensation expenses for new grant of share-based awards and salaries and benefits costs for increased headcounts as well as higher marketing expenses for promotional activities in China and overseas markets.

•

General and administration expenses were RMB151.1 million (US$21.9 million), compared with RMB187.4 million in 2021. The decrease was mainly attributed to lower share-based compensation expenses for a certain portion of share-based awards vested in 2021, lower provisions for accounts receivable, as well as reduction in professional services fees for annual report, while partially offset by higher salaries and benefits costs for increased headcounts.

•

Research and development expenses were RMB135.1 million (US$19.6 million), compared with RMB137.1 million in 2021. The decrease was mainly due to less expenditures on EH216 AAV’s hardware and software upgrades and focus more on type certification processes, while offset by higher share-based compensation for new grant of share-based awards and salaries and benefits costs.

Adjusted operating expenses (non-GAAP)

Adjusted operating expenses were RMB242.4 million (US$35.1 million), compared with RMB246.6 million in 2021.

Operating loss

Operating loss was RMB304.0 million (US$44.1 million), narrowing by 5.2% from RMB320.5 million in 2021.

Adjusted operating loss (non-GAAP)

Adjusted operating loss was RMB207.1 million (US$30.0 million), compared with RMB199.4 million in 2021.

Other expense (income)

Other expense was RMB25.5 million (US$3.7 million), compared with RMB7.1 million of other income in 2021, primarily due to the provisions for the legal proceedings.

Net loss

Net loss was RMB329.3 million (US$47.7 million), compared with RMB313.9 million in 2021.

Adjusted net loss (non-GAAP)

Adjusted net loss was RMB206.2 million (US$29.9 million), compared with RMB192.8 million in 2021.

Loss per share and per ADS

Basic and diluted net loss per ordinary share were both RMB2.86 (US$0.41). Adjusted basic and diluted net loss per ordinary share (non-GAAP) were both RMB1.79 (US$0.26).

Basic and diluted net loss per ADS were both RMB5.72 (US$0.82). Adjusted basic and diluted net loss per ADS (non-GAAP) were both RMB3.58 (US$0.52).

Business Outlook

Driven by the post-epidemic recovery in travel, tourism and the economy in general, increasingly favorable policies on the UAM industry, and the expected upcoming completion of EH216-S type certification, the Company has been receiving growing inquiries, demands and orders from government and enterprise customers for AAV uses in aerial tourism, urban transportation, emergency rescue, smart city management, etc. Currently, the Company’s EH216-S order pipeline has reached over 100 units and been growing in China. Most of these orders are conditional upon the Company’s completion of the type certification and expected to be fulfilled within one to three years following such completion.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations regarding its business situation and market conditions. The outlook is subject to changes, especially uncertainties and situations related to the EH216-S certification process, epidemics, political and economic landscape, etc.

Conference Call

EHang’s management team will host an earnings conference call at 8:00 AM on Wednesday, March 22, 2023, U.S. Eastern Time (8:00 PM on March 22, 2023, Beijing/Hong Kong Time).

To join the conference call via telephone, participants must use the following link to complete an online registration process. Upon registering, each participant will receive email instructions to access the conference call, including dial-in information and a PIN number allowing access to the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI86e0c70ce609404b8c845e649567d8bf

A live and archived webcast of the conference call will be available on the Company’s investors relations website at http://ir.ehang.com/.

About EHang

EHang (Nasdaq: EH) is the world’s leading autonomous aerial vehicle (“AAV”) technology platform company. EHang’s mission is to make safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with AAV products and commercial solutions: urban air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. As the forerunner of cutting-edge AAV technologies and commercial solutions in the global Urban Air Mobility (“UAM”) industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to EH216 Type Certification, our expectations regarding demand for, and market acceptance of, our AAV products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Non-GAAP Financial Measures

The Company uses adjusted gross profit, adjusted operating expenses, adjusted sales and marketing expenses, adjusted general and administration expenses, adjusted research and development expenses, adjusted operating loss, adjusted net loss, adjusted net loss attributable to ordinary shareholders, adjusted basic and diluted loss per ordinary share and adjusted basic and diluted loss per ADS (collectively, the “Non-GAAP Financial Measures”) in evaluating its operating results and for financial and operational decision-making purposes. There was no income tax impact on the Company’s non-GAAP adjustments because the non-GAAP adjustments are usually recorded in entities located in tax-free jurisdictions, such as the Cayman Islands.

The Company believes that the Non-GAAP Financial Measures help identify underlying trends in its business that could otherwise be distorted by the effects of items of (i) share-based compensation expenses and (ii) certain non-operational expenses, such as provisions for legal proceedings and amortization of debt discounts, which are included in their comparable GAAP measures. The Company believes that the Non-GAAP Financial Measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management members in their financial and operational decision-making.

The Non-GAAP Financial Measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Non-GAAP Financial Measures have limitations as analytical tools. One of the key limitations of using the Non-GAAP Financial Measures is that they do not reflect all items of expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in the business and are not reflected in the presentation of the Non-GAAP Financial Measures. Further, the Non-GAAP Financial Measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the Non-GAAP Financial Measures to the nearest U.S. GAAP measures, all of which should be considered when evaluating the Company’s performance.

Each of the Non-GAAP Financial Measures should not be considered in isolation or construed as an alternative to its comparable GAAP measure or any other measure of performance or as an indicator of the Company’s operating performance or financial results. Investors are encouraged to review the Company’s most directly comparable GAAP measures in conjunction with the Non-GAAP Financial Measures. The Non-GAAP Financial Measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on the Non-GAAP Financial Measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8972 to US$1.00, the noon buying rate in effect on December 30, 2022 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to in this press release could have been converted into USD or RMB, as the case may be, at any particular rate or at all.

Investor Contact: ir@ehang.com

Media Contact: pr@ehang.com

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	246,863	249,310	36,147
Restricted cash	160	—	—
Short-term investments	65,108	—	—
Accounts receivable, net	56,189	20,298	2,943
Inventories	78,075	72,364	10,492
Prepayments and other current assets	29,395	45,183	6,550
Amount due from a related party	1,360	—	—

Total current assets	477,150	387,155	56,132

Non-current assets:
Property and equipment, net	33,821	47,060	6,823
Operating lease right-of-use assets, net[9]	—	73,482	10,654
Intangible assets, net	745	1,959	284
Long-term loans receivable	15,208	9,980	1,447
Long-term investments	6,143	9,839	1,427
Other non-current assets	2,367	1,392	202

Total non-current assets	58,284	143,712	20,837

Total assets	535,434	530,867	76,969

[9]	On January 1, 2022, the Company adopted ASC 842, the new lease standard, using the modified retrospective transition method and will not restate comparative periods.

EHANG HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2021	December 31, 2022
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans	10,000	49,794	7,219
Short-term debt[10]	—	57,838	8,386
Accounts payable	45,560	35,456	5,141
Contract liabilities	14,831	19,321	2,801
Current portion of long-term bank loans	3,000	13,154	1,907
Accrued expenses and other liabilities	61,851	97,763	14,175
Current portion of lease liabilities[9]	—	5,520	800
Deferred income	733	1,495	217
Deferred government subsidies	468	1,993	289
Income taxes payable	4	7	1

Total current liabilities	136,447	282,341	40,936

Non-current liabilities:
Long-term bank loans	17,000	3,846	558
Mandatorily redeemable non-controlling interests	40,000	40,000	5,799
Deferred tax liabilities	292	292	42
Unrecognized tax benefit	5,480	5,480	795
Lease liabilities[9]	—	69,913	10,136
Deferred income	2,169	2,928	425
Other non-current liabilities	—	1,389	201

Total non-current liabilities	64,941	123,848	17,956

Total liabilities	201,388	406,189	58,892

LIABILITIES AND SHAREHOLDERS’ EQUITY (CONTINUED)
Shareholders’ equity:
Ordinary shares	75	75	11
Additional paid-in capital	1,459,374	1,558,356	225,940
Statutory reserves	1,191	1,191	173
Accumulated deficit	(1,122,153)	(1,450,374)	(210,284)
Accumulated other comprehensive (loss) income	(5,886)	15,010	2,176

Total EHang Holdings Limited shareholders’ equity	332,601	124,258	18,016
Non-controlling interests	1,445	420	61

Total shareholders’ equity	334,046	124,678	18,077

Total liabilities and shareholders’ equity	535,434	530,867	76,969

[10]

In December 2022, the Company received interim funding from an investor who has subscribed for certain number of Class A ordinary shares of the Company in a private placement. The funds amounted to US$10 million in total and were made available for use by the Company pending the closing of the private placement. We accounted for a significant portion of the funds as short-term debt and the remaining portion as additional paid-in capital. Upon closing of the private placement, the Company will repay the interim funding and concurrently receive $US10 million as purchase price of Class A ordinary shares. The closing of the private placement has not occurred as of the date of this press release and is currently expected to take place by the end of first quarter of 2023.

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				For the Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Total revenues	8,701	8,226	15,683	2,274	56,807	44,317	6,425
Costs of revenues	(3,474)	(2,801)	(5,318)	(771)	(20,777)	(15,098)	(2,189)

Gross profit	5,227	5,425	10,365	1,503	36,030	29,219	4,236

Operating expenses:
Sales and marketing expenses	(12,241)	(12,669)	(15,507)	(2,248)	(43,229)	(53,116)	(7,701)
General and administrative expenses	(61,675)	(36,555)	(51,437)	(7,458)	(187,388)	(151,065)	(21,902)
Research and development expenses	(38,826)	(31,257)	(37,097)	(5,379)	(137,148)	(135,082)	(19,585)

Total operating expenses	(112,742)	(80,481)	(104,041)	(15,085)	(367,765)	(339,263)	(49,188)

Other operating income	1,424	1,393	1,499	217	11,199	6,094	884

Operating loss	(106,091)	(73,663)	(92,177)	(13,365)	(320,536)	(303,950)	(44,068)

Other income (expense):
Interest and investment income	1,198	984	1,176	171	5,143	4,669	677
Interest expenses	(461)	(543)	(2,361)	(342)	(1,803)	(3,819)	(554)
Foreign exchange loss	(397)	(801)	754	109	(827)	(1,488)	(216)
Other non-operating income (expenses), net	1,505	(2,522)	(17,570)	(2,548)	4,537	(24,860)	(3,604)

Total other income (expense)	1,845	(2,882)	(18,001)	(2,610)	7,050	(25,498)	(3,697)
Loss before (loss) income tax and income from equity method investment	(104,246)	(76,545)	(110,178)	(15,975)	(313,486)	(329,448)	(47,765)

Income tax expenses	(5)	(73)	(7)	(1)	(134)	(79)	(11)

Loss before (loss) income from equity method investment	(104,251)	(76,618)	(110,185)	(15,976)	(313,620)	(329,527)	(47,776)
(Loss) income from equity method investment	(276)	71	82	12	(276)	196	28

Net loss	(104,527)	(76,547)	(110,103)	(15,964)	(313,896)	(329,331)	(47,748)

EHANG HOLDINGS LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				For the Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(104,527)	(76,547)	(110,103)	(15,964)	(313,896)	(329,331)	(47,748)
Net loss attributable to non-controlling interests	(897)	422	221	32	(63)	1,110	161

Net loss attributable to ordinary shareholders	(105,424)	(76,125)	(109,882)	(15,932)	(313,959)	(328,221)	(47,587)
Net loss per ordinary share:
Basic and diluted	(0.93)	(0.66)	(0.95)	(0.14)	(2.81)	(2.86)	(0.41)
Shares used in net loss per ordinary share computation (in thousands of shares):
Basic and diluted	113,601	114,734	115,266	115,266	111,659	114,695	114,695
Loss per ADS (2 ordinary shares equal to 1 ADS) Basic and diluted	(1.86)	(1.32)	(1.90)	(0.28)	(5.62)	(5.72)	(0.82)

Other comprehensive (loss) income
Foreign currency translation adjustments net of nil tax	(5,788)	10,812	(1,246)	(181)	(6,107)	20,896	3,030
Realized gains on available-for-sale investments, net of nil tax	—	—	—	—	(1,729)	—	—

Total other comprehensive (loss) income, net of tax	(5,788)	10,812	(1,246)	(181)	(7,836)	20,896	3,030
Comprehensive loss	(110,315)	(65,735)	(111,349)	(16,145)	(321,732)	(308,435)	(44,718)
Comprehensive (income) loss attributable to non-controlling interests	(897)	422	221	32	(63)	1,110	161

Comprehensive loss attributable to ordinary shareholders	(111,212)	(65,313)	(111,128)	(16,113)	(321,795)	(307,325)	(44,557)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three Months Ended				For the Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Gross profit	5,227	5,425	10,365	1,503	36,030	29,219	4,236
Plus: Share-based compensation expenses	—	—	—	—	—	—	—

Adjusted gross profit	5,227	5,425	10,365	1,503	36,030	29,219	4,236

Sales and marketing expenses	(12,241)	(12,669)	(15,507)	(2,248)	(43,229)	(53,116)	(7,701)
Plus: Share-based compensation expenses	4,471	4,797	8,431	1,223	18,327	22,125	3,208

Adjusted sales and marketing expenses	(7,770)	(7,872)	(7,076)	(1,025)	(24,902)	(30,991)	(4,493)

General and administrative expenses	(61,675)	(36,555)	(51,437)	(7,458)	(187,388)	(151,065)	(21,902)
Plus: Share-based compensation expenses	10,165	7,779	9,695	1,405	71,147	38,452	5,575

Adjusted general and administrative expenses	(51,510)	(28,776)	(41,742)	(6,053)	(116,241)	(112,613)	(16,327)

Research and development expenses	(38,826)	(31,257)	(37,097)	(5,379)	(137,148)	(135,082)	(19,585)
Plus: Share-based compensation expenses	7,684	8,235	12,712	1,843	31,657	36,321	5,266

Adjusted research and development expenses	(31,142)	(23,022)	(24,385)	(3,536)	(105,491)	(98,761)	(14,319)

Operating expenses	(112,742)	(80,481)	(104,041)	(15,085)	(367,765)	(339,263)	(49,188)
Plus: Share-based compensation expenses	22,320	20,811	30,838	4,471	121,131	96,898	14,049

Adjusted operating expenses	(90,422)	(59,670)	(73,203)	(10,614)	(246,634)	(242,365)	(35,139)

Operating loss	(106,091)	(73,663)	(92,177)	(13,365)	(320,536)	(303,950)	(44,068)
Plus: Share-based compensation expenses	22,320	20,811	30,838	4,471	121,131	96,898	14,049

Adjusted operating loss	(83,771)	(52,852)	(61,339)	(8,894)	(199,405)	(207,052)	(30,019)

EHANG HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONT’D)

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for per share data and per ADS data)

	Three Months Ended				For the Year Ended
	December 31, 2021	September 30, 2022	December 31, 2022		December 31, 2021	December 31, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Net loss	(104,527)	(76,547)	(110,103)	(15,964)	(313,896)	(329,331)	(47,748)
Plus: Share-based compensation expenses	22,320	20,811	30,838	4,471	121,131	96,898	14,049
Plus: Certain non-operational expenses	—	636	19,820	2,874	—	26,259	3,807

Adjusted net loss	(82,207)	(55,100)	(59,445)	(8,619)	(192,765)	(206,174)	(29,892)

Net loss attributable to ordinary shareholders	(105,424)	(76,125)	(109,882)	(15,932)	(313,959)	(328,221)	(47,587)
Plus: Share-based compensation expenses	22,320	20,811	30,838	4,471	121,131	96,898	14,049
Plus: Certain non-operational expenses	—	636	19,820	2,874	—	26,259	3,807

Adjusted net loss attributable to ordinary shareholders	(83,104)	(54,678)	(59,224)	(8,587)	(192,828)	(205,064)	(29,731)

Adjusted basic and diluted net loss per ordinary share	(0.73)	(0.48)	(0.51)	(0.07)	(1.71)	(1.79)	(0.26)
Adjusted basic and diluted net loss per ADS	(1.46)	(0.96)	(1.02)	(0.14)	(3.42)	(3.58)	(0.52)